Filed by Health Net, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Health Net, Inc.

Commission File No. 1-12718

Health Net Announces Consent Solicitation with Respect to Health Net 6.375% Senior Notes due 2017

LOS ANGELES—Health Net, Inc. (NYSE: HNT) (“Health Net”) announced today that it has commenced a consent solicitation with respect to its 6.375% Senior Notes due 2017 (CUSIP No. 422248 AA2) (the “Notes”).

Health Net is soliciting consents from holders of record as of 5:00 p.m., New York City time, on July 31, 2015 (such date and time, the “Record Date”) to: (a) amend the defined term “Change of Control” in the Notes to provide that Health Net’s merger (the “Merger”) with subsidiaries of Centene Corporation (“Centene”) as contemplated by the previously announced Agreement and Plan of Merger dated July 2, 2015 (the “Merger Agreement”) will not constitute a Change of Control and (b) add to, amend, supplement or change certain other defined terms contained in the Notes related to the foregoing (collectively, the “Proposed Amendments”). The Proposed Amendments will be effected by a supplemental indenture (the “Supplemental Indenture”) to the Indenture governing the Notes, dated as of May 18, 2007 (as supplemented or amended, the “Indenture”), by and among Health Net, as issuer, and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”).

Health Net is offering to pay each holder of record as of the Record Date who validly delivers its consent on or prior to the Expiration Date (as defined below) and does not validly revoke its consent on or prior to the Expiration Date or, if earlier, the Consent Date (as defined below) a cash payment of $2.50 for each $1,000 in aggregate principal amount of Notes for which a consent is validly delivered, subject to satisfaction or waiver of certain conditions, including the receipt of valid consents in respect of a majority in aggregate principal amount of the outstanding Notes. This cash payment will be paid promptly following the Expiration Date and the satisfaction or waiver of the other conditions.

Health Net expects that, promptly after receipt of the requisite consents at or prior to the Expiration Date, Health Net and the Trustee will execute the Supplemental Indenture giving effect to the Proposed Amendments. Holders will not be able to revoke their consents after the execution of the Supplemental Indenture (such time, the “Consent Date”). Holders should note that the Consent Date may be prior to the Expiration Date and holders will not be given prior notice of such Consent Date.

The consent solicitation will expire at 5:00 p.m., New York City time, on August 12, 2015 (as such date may be extended by Health Net in its sole discretion) (the “Expiration Date”). If the requisite consents are received prior to the Expiration Date, and the other conditions to the consent solicitation are satisfied or waived, Health Net will pay or cause to be paid the consent consideration as promptly as practicable following the Expiration Date to each noteholder who has consented through the information and tabulation agent specified below. Health Net in its sole discretion may terminate the consent solicitation without the obligation to make any cash payment at any time, whether or not the requisite consents have been received. Except for the Proposed Amendments, all of the existing terms of the Notes and the Indenture under which the Notes were issued will remain unchanged. The effectiveness of the Proposed Amendments is not a condition to the completion of the Merger.

This press release does not set forth all of the terms and conditions of the consent solicitation. Holders of the Notes should carefully read Health Net’s Consent Solicitation Statement, dated August 3, 2015, and the accompanying materials for a complete description of all terms and conditions before making any decision with respect to the consent solicitation. Health Net is conducting the consent solicitation at the request of Centene pursuant to a covenant contained in the Merger Agreement. Centene has agreed that it will be responsible for all liabilities incurred by Health Net in connection with the consent solicitation, including all consent fees payable to holders of the Notes. Health Net makes no recommendation as to whether or not any holder should consent to the Proposed Amendments. Additional information concerning the terms and conditions of the consent solicitation, and the procedure for delivering consents, may be obtained from the solicitation agent, Wells Fargo Securities, LLC at (866) 309-6316 (toll free) or (704) 410-4760 (collect). Copies of the Consent Solicitation Statement and related documents may be obtained from the information agent, D.F. King & Co., Inc., by calling (866) 387-0017 (toll free) or (212) 269-5550 (collect) or by email at hnt@dfking.com.

This announcement is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy any Notes or any other securities. This announcement is also not a solicitation of consents with respect to the Proposed Amendments or any securities. The solicitation of consents is not being made in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such solicitation under applicable state or foreign securities or “blue sky” laws.

Cautionary Statement Regarding Forward-Looking Statements

This press release and other public pronouncements contain certain forward-looking statements with respect to the financial condition, results of operations and business of Health Net, Centene, and the combined businesses of Health Net and Centene and certain plans and objectives of Health Net and Centene with respect thereto, including the expected benefits of the consent solicitation and the Merger. These statements may include forward-looking statements for the period after completion of the consent solicitation and the Merger. Such forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate,” “target,” “expect,” “estimate,” “intend,” “plan,” “goal,” “believe,” “hope,” “aim,” “continue,” “will,” “may,” “would,” “could” or “should” or other words of similar meaning or the negative thereof. There are several factors that may cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the following:

•	Health Net’s or Centene’s ability to accurately predict and effectively manage health benefits and other operating expenses and reserves;

•	competition;

•	membership and revenue projections;

•	timing of regulatory contract approval;

•	changes in healthcare practices;

•	changes in expected contract start dates;

•	changes in expected closing dates, estimated purchase price and accretion for acquisitions;

•	inflation;

•	foreign currency fluctuations;

•	provider and state contract changes;

•	new technologies;

•	advances in medicine;

•	reduction in provider payments by governmental payors;

•	major epidemics;

•	disasters and numerous other factors affecting the delivery and cost of healthcare;

•	the expiration, cancellation or suspension of Health Net’s or Centene’s Medicare or Medicaid managed care contracts by federal or state governments;

•	the outcome of pending legal or regulatory proceedings;

•	availability of debt and equity financing on favorable terms;

•	the expected closing date of the Merger;

•	the possibility that the expected synergies and value creation from the Merger will not be realized, or will not be realized within the expected time period;

•	the risk that the businesses will not be integrated successfully;

•	disruption from the Merger making it more difficult to maintain business and operational relationships;

•	the risk that unexpected costs will be incurred;

•	changes in economic conditions, political conditions, and federal or state laws or regulations, including the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act and any regulations enacted thereunder;

•	the possibility that the Merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions, including the receipt of approval of Health Net’s stockholders and Centene’s stockholders;

•	the risk that financing for the Merger may not be available on favorable terms;

•	risks and uncertainties discussed in the reports that Health Net and Centene have filed with the Securities and Exchange Commission (the “SEC”); and

•	risks and uncertainties set forth in the Consent Solicitation Statement.

These forward-looking statements reflect Health Net’s and Centene’s current views with respect to future events and are based on numerous assumptions and assessments made by Health Net and Centene in light of their experience and perception of historical trends, current conditions, business strategies, operating environments, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this press release could cause Health Net’s and Centene’s plans with respect to the consent solicitation and the Merger, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this press release are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this press release. Neither Health Net nor Centene assumes any obligation to update the information contained in this press release (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Health Net’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its Quarterly Reports on Form 10-Q and Current Reports on Form 8-K as well as in Centene’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

ABOUT HEALTH NET: Health Net, Inc. (NYSE:HNT) is a publicly traded managed care organization that delivers managed health care services through health plans and government-sponsored managed care plans. Its mission is to help people be healthy, secure and comfortable. Health Net provides and administers health benefits to approximately 6.0 million individuals across the country through group, individual, Medicare (including the Medicare prescription drug benefit commonly referred to as “Part D”), Medicaid, dual eligible, U.S. Department of Defense, including TRICARE, and U.S. Department of Veterans Affairs programs. Health Net also offers behavioral health, substance abuse and employee assistance programs, and managed health care products related to prescription drugs.

For more information on Health Net, Inc., please visit Health Net’s website at www.healthnet.com.

Additional Information and Where to Find It

The proposed Merger transaction involving Centene and Health Net will be submitted to the respective stockholders of Centene and Health Net for their consideration. In connection with the proposed Merger, Centene will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the stockholders of Centene and Health Net to be filed with the SEC, and each will mail the joint proxy statement/prospectus to their respective stockholders and file other documents regarding the proposed transaction with the SEC. Centene and Health Net urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov. These documents can also be obtained (when they are available) free of charge from Centene upon written request to the Investor Relations Department, Centene Plaza 7700 Forsyth Blvd. St. Louis, MO 63105, (314) 725-4477 or from Centene’s website, http://www.centene.com/investors/, or from Health Net upon written request to the Investor Relations Department, Health Net, Inc. 21650 Oxnard Street Woodland Hills, CA 91367, (800) 291-6911, or from Health Net’s website, www.healthnet.com/InvestorRelations.

Participants in Solicitation

Centene, Health Net and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Centene and Health Net in favor of the Merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Centene and Health Net in connection with the proposed Merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Centene’s executive officers and directors in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2015. You can find information about Health Net’s executive officers and directors in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2015. You can obtain free copies of these documents from Centene and Health Net using the contact information above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.